Paradigm Capital Management, Inc.

LinkedIn Post – Lipper Award

July 28, 2021

Paradigm is honored to have been named a winner this past spring of the highly esteemed Refinitiv Lipper Fund Award for outstanding performance of its family of funds over the past three years.

The Refinitiv Lipper Fund Award is based on a 36-month performance history and was awarded on March 11, 2021.  It recognizes funds that have continuously provided excellent risk-adjusted performance and is a sought after award in over 17 countries.

Paradigm is one of eight firms to win the family of funds award, and one of only two firms to receive the equity class award within that group.

Please click the link below to read the full press release.

https://www.paradigmcapital.com/pdf/Paradigm-Lipper-Fund-Release.pdf